August 2015

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333- 202354

Preliminary Pricing Supplement

Dated July 31, 2015

(Subject to Completion)

Step Up Callable Notes, due August 28, 2030

The Step Up Callable Notes (the “notes”) are senior unsecured obligations of Bank of America Corporation. All payments due on the notes, including the payment of principal and interest, will be subject to our credit risk. The notes will be issued in minimum denominations of $1,000, and whole multiples of $1,000. The notes are senior debt securities issued by Bank of America Corporation, and are not guaranteed or insured by the FDIC or secured by collateral. The notes will not be listed on any securities exchange.

SUMMARY TERMS*
Issuer:	Bank of America Corporation (“BAC”)
Stated principal amount:	$1,000 per note
Pricing date:	August 25, 2015
Original issue date:	August 28, 2015 (3 business days after the pricing date)
Maturity date:	August 28, 2030
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest.
Interest rate:

The notes will accrue interest at the following rates per annum during the indicated year of their term:

•         Years 1-5 (August 28, 2015 to but excluding August 28, 2020): 3.25%;

•         Years 6-10 (August 28, 2020 to but excluding August 28, 2025): 4.50%; and

•         Years 11-15 (August 28, 2025 to but excluding August 28, 2030): 6.00%.

Each semi-annual interest period (other than the first interest period, which will begin on the issue date) will begin on, and will include, an interest payment date, and will extend to, but will exclude, the next succeeding interest payment date (or the maturity date, as applicable).

Interest day count fraction:	30/360
Coupon interest rule:	Following business day convention, subject to no adjustment for coupon period end dates.
Interest payment dates:	February 28 and August 28 of each year, beginning on February 28, 2016, subject to adjustment as described in the prospectus if any such date is not a business day, with the final interest payment date occurring on the maturity date.
Record Dates for Interest Payments:	For book-entry only notes, one business day in New York, New York prior to the payment date. If notes are not held in book-entry only form, the record dates will be the first day of the month in which the applicable interest payment is due.
Optional Early Redemption:	We have the right to redeem all, but not less than all, of the notes on August 28, 2016, and on each subsequent interest payment date (other than the maturity date). The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest. In order to call the notes, we will give notice to the senior trustee at least five business days but not more than 60 calendar days before the specified early redemption date.
Repayment at Option of Holder:	None.
Selling agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”). See “Additional Information About the Notes—Supplemental information regarding plan of distribution; conflicts of interest.”
CUSIP:	06048WRG7
Commissions and issue price:	Public offering price	Selling agent’s commissions(1)	Proceeds to issuer
Per note	$1,000	$17.50	$982.50
Total	$	$	$
(1)	Selected dealers and their financial advisors will collectively receive from the selling agent, MLPF&S, a fixed sales commission of $17.50 for each note that they sell. See “Additional Information About the Notes—Supplemental information regarding plan of distribution; conflicts of interest.”

* The pricing date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-3 of this preliminary pricing supplement, page S-5 of the attached prospectus supplement, and page 9 of the attached prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this preliminary pricing supplement or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about August 28, 2015 against payment in immediately available funds.

Series L MTN prospectus supplement dated May 4, 2015 and prospectus dated May 1, 2015

Step Up Callable Notes, due August 28, 2030

About the Notes

General

You should read carefully the entire preliminary pricing supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this preliminary pricing supplement entitled “Risk Factors,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you.

Certain capitalized terms used and not defined in this preliminary pricing supplement have the meanings ascribed to them in the prospectus supplement and prospectus.

You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this section is qualified in its entirety by the more detailed explanation set forth elsewhere in this preliminary pricing supplement and the accompanying prospectus supplement and prospectus. You should rely only on the information contained in this preliminary pricing supplement and the accompanying prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither of us nor MLPF&S is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this preliminary pricing supplement, the accompanying prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Unless otherwise indicated or unless the context requires otherwise, all references in this preliminary pricing supplement to “we,” “us,” “our,” or similar references are to Bank of America Corporation.

Interest Payments

The notes will accrue interest during the following periods at the following rates per annum:

Dates:	Annual Rate:
August 28, 2015 to but excluding August 28, 2020	3.25%
August 28, 2020 to but excluding August 28, 2025	4.50%
August 28, 2025 to but excluding August 28, 2030	6.00%

Each semi-annual interest period (other than the first interest period, which will begin on the issue date) will begin on, and will include, an interest payment date, and will extend to, but will exclude, the next succeeding interest payment date (or the maturity date, as applicable). The interest payment dates will be February 28 and August 28 of each year, beginning on February 28, 2016, with the final interest payment date occurring on the maturity date.

August 2015	Page PS-2

Step Up Callable Notes, due August 28, 2030

Risk Factors

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

▪	The notes are subject to our early redemption. We may redeem all, but not less than all, of the notes on any interest payment date on or after August 28, 2016. You should expect to receive less than five business days’ notice of that redemption, and if you intend to purchase the notes, you must be willing to have your notes redeemed as early as that date. We are generally more likely to elect to redeem the notes during periods when the remaining interest to be accrued on the notes is to accrue at a rate that is greater than that which we would pay on our traditional interest bearing debt securities having a maturity equal to the remaining term of the notes.

If we redeem the notes prior to the maturity date, you may not be able to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the notes would have been if they had not been redeemed.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability to repay our obligations on the applicable payment date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date. If we default on our financial obligations, you may not receive the amounts payable under the terms of the notes.

Our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in our credit spreads prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the difference between the interest rates accruing on the notes and current market interest rates, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

▪	We have included in the terms of the notes the costs of developing, hedging, and distributing them, and the price, if any, at which you may sell the notes in any secondary market transaction will likely be lower than the public offering price due to, among other things, the inclusion of these costs. In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with developing, hedging, and offering the notes.

Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which the selling agent or another purchaser might be willing to purchase the notes in a secondary market transaction is expected to be lower than the price that you paid for them. This is due to, among other things, the inclusion of these costs, and the costs of unwinding any relating hedging.

The quoted price of any of our affiliates for the notes could be higher or lower than the price that you paid for them.

▪	We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but neither MLPF&S nor any of our other affiliates is required to do so. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

August 2015	Page PS-3

Step Up Callable Notes, due August 28, 2030

▪	Many economic and other factors will impact the market value of the notes. The market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:
o	the time remaining to maturity of the notes;
o	the aggregate amount outstanding of the notes;
o	our right to redeem the notes on the dates set forth above;
o	the level, direction, and volatility of market interest rates generally;
o	general economic conditions of the capital markets in the United States;
o	geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally;
o	our financial condition and creditworthiness; and
o	any market-making activities with respect to the notes.
▪	Our trading and hedging activities may create conflicts of interest with you. We or one or more of our affiliates, including MLPF&S, may engage in trading activities related to the notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our management.
August 2015	Page PS-4

Step Up Callable Notes, due August 28, 2030

Additional Information About the Notes

Please read this information in conjunction with the summary terms on the front cover of this document.

Additional provisions:
The notes:

The notes are part of a series of medium-term notes entitled “Medium-Term Notes, Series L” issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is described more fully in the accompanying prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this preliminary pricing supplement.

Prior to maturity, the notes are not repayable at your option. The notes are not subject to any sinking fund.

The notes will be issued in book-entry form only.

Record dates for interest payments:	For book-entry only notes, one business day in New York, New York prior to the payment date. If notes are not held in book-entry only form, the record dates will be the first day of the month in which the applicable interest payment is due.
Redemption at our option:	We have the right to redeem all, but not less than all, of the notes on August 28, 2016, and on each subsequent interest payment date (other than the maturity date). The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest. In order to call the notes, we will give notice to the senior trustee at least five business days but not more than 60 calendar days before the specified early redemption date.
Redemption at option of holder:	None
Minimum ticketing size:	$1,000
Interest:

The notes will accrue interest at the following rates per annum during the indicated year of their term:

▪  Years 1-5 (August 28, 2015 to but excluding August 28, 2020): 3.25%;

▪  Years 6-10 (August 28, 2020 to but excluding August 28, 2025): 4.50%; and

▪  Years 11-15 (August 28, 2025 to but excluding August 28, 2030): 6.00%.

Each semi-annual interest period (other than the first interest period, which will begin on the issue date) will begin on, and will include, an interest payment date, and will extend to, but will exclude, the next succeeding interest payment date (or the maturity date, as applicable).

Calculation agent:	Merrill Lynch Capital Services, Inc. (“MLCS”)
Role of the calculation agent:

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding each interest payment and business days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We have initially appointed our subsidiary, MLCS, as the calculation agent, but we may change the calculation agent at any time without notifying you.

Same-day settlement and payment:	The notes will be delivered in book-entry form only through The Depository Trust Company against payment by purchasers of the notes in immediately available funds. We will make payments of the principal amount and each interest payment in immediately available funds so long as the notes are maintained in book-entry form.

August 2015	Page PS-5

Step Up Callable Notes, due August 28, 2030

Supplemental information regarding plan of distribution; conflicts of interest:

Our broker-dealer subsidiary, MLPF&S, will act as our selling agent in connection with the offering of the notes. The selling agent is a party to the Distribution Agreement described in the “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-15 of the accompanying prospectus supplement.

MLPF&S will sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. MLPF&S has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

The selling agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121.

The selling agent is not your fiduciary or advisor solely as a result of the offering of the notes, and you should not rely upon this preliminary pricing supplement, or the accompanying prospectus or prospectus supplement as investment advice or a recommendation to purchase notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

We expect that settlement of the notes will occur on or about August 28, 2015.

The selling agent and any of our other broker-dealer affiliates, may use the final pricing supplement for this offering, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

Any price that MLPF&S may pay to repurchase the notes will depend upon then prevailing market conditions and other considerations, as mentioned above, and will include transaction costs.

Contact:	Morgan Stanley Wealth Management clients may contact their local Morgan Stanley branch office or Morgan Stanley’s principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.
Where you can find more information:

We have filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read these documents, this document, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

The terms and risks of the notes are contained in this document and in the following:

¡  Series L MTN prospectus supplement dated May 4, 2015 and prospectus dated May 1, 2015: https://www.sec.gov/Archives/edgar/data/70858/000119312515167979/d865347d424b3.htm

August 2015	Page PS-6

Step Up Callable Notes, due August 28, 2030

U.S. Federal Income Tax Summary

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Morrison & Foerster LLP, our tax counsel. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

The following discussion supplements, is subject to the same qualifications and limitations as, and should be read in conjunction with the discussion in the prospectus supplement under the caption “U.S. Federal Income Tax Considerations,” and in the prospectus under the caption “U.S. Federal Income Tax Considerations.” To the extent inconsistent, the following discussion supersedes the discussion in the prospectus supplement and the prospectus.

This discussion only applies to U.S. holders (as defined in the accompanying prospectus) that are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. In particular, this summary is directed solely to U.S. holders that will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

The notes will be treated as debt instruments for U.S. federal income tax purposes. The notes provide for an initial fixed rate of interest that increases in subsequent periods. In addition, the notes provide us with the right to redeem the notes on August 28, 2016 and on each subsequent interest payment date at a redemption price equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest. Solely for purposes of computing the yield and maturity of a debt instrument, applicable Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument. This assumption is made solely for U.S. federal income tax purposes of determining whether the notes are issued with original issue discount (“OID”) and is not an indication of our intention to call or not to call the notes at any time. The yield on the notes would be minimized if we call the notes on August 28, 2020. Accordingly, solely for purposes of determining the yield and maturity of the notes we are deemed to exercise our right to redeem the notes on such date and the notes should be treated as maturing on that date. Therefore, the notes should not be treated as having been issued with OID. If we do not call the notes on such date, solely for purposes of determining the yield and maturity of the notes, the notes should be deemed to be retired and reissued for an amount equal to their adjusted issue price on that date. This deemed retirement and reissuance should not result in any taxable gain or loss to you. Solely for purposes of determining yield and maturity, the deemed reissued notes should be subject to the rules discussed above. By application of those rules, the deemed reissued notes should be treated as fixed rate debt instruments not bearing OID. The same analysis would apply to each subsequent interest rate step up date.

You should consult the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders” as it relates to fixed rate debt instruments not bearing OID in the accompanying prospectus for a description of the consequences to you of the ownership and disposition of the notes.

Upon the sale, exchange, retirement, or other disposition of a note, a U.S. holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other disposition (less an amount equal to any accrued interest not previously included in income if the note is disposed of between interest payment dates, which will be included in income as interest income for U.S. federal income tax purposes) and the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will be the cost of the note to such U.S. holder, increased by any OID, market discount, de minimis OID, or de minimis market discount previously included in income with respect to the note, and decreased by the amount of any premium previously amortized to reduce interest on the note and the amount of any payment (other than a payment of qualified stated interest) received in respect of the note.

Except as discussed in the prospectus with respect to market discount, gain or loss realized on the sale, exchange, retirement, or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. The ability of U.S. holders to deduct capital losses is subject to limitations under the Code.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

August 2015	Page PS-7